UNITED STATES

                 SECURITIES AND EXCHANGE COMMISSION

                        Washington, DC 20549

                              FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES

PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

1(a) Name of Issuer           (b) IRS Ident. No.  (c) SEC File No. DCI

Magnum d'Or Resources, Inc.      98-02152222            0-31849

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1(d) Address of Issuer  Street     City       State     Zip    (e) Phone #

404-170 The Donway West          Toronto       ON      M4L 2A5    416-336-0044  ------------------------------------------------------- -----------

2(a) Name of Person for     (b) IRS       (c) Relationship

     Whose Account the          Ident.        to

     Securities are to          No.           Issuer

     Be Sold

     Reno Calabrigo             98-02152222    President

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2(d) Address Street       City         State     Zip

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INSTRUCTION: The person filing this notice should contact the issuer to obtain the IRS Identification Number and the SEC File Number.

3(a) Title of      (b) Name and               SEC USE ONLY       (c) Number

    the Class of       Address of             Broker-Dealer          of Shares

    Securities         Each Broker            File Number            or Other

    To be Sold         Through Whom                                  Units to

                       the Securities                                be Sold

                       are to be

                       Offered or

                       Each Market

                       Maker who is

                       Acquiring the

                       Securities

 Common Stock         Research Capital Inc.                         400,000

                      222 Bay St.

                      #1500 Toronto ,ON

  -----------------    -------------------   ----------   ------------

3(d) Aggregate       (e) Number of    (f) Approximate  (g) Name of

     Market Value        Shares or        Date of Sale     Each

                         Other Units      (Mo. Day Yr.)    Securities

                         Outstanding                       Exchange

   $64,000.00            125156096         ASAP             OTC BB

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3(a) Title of      (b) Name and               SEC USE ONLY       (c) Number

    the Class of       Address of             Broker-Dealer          of Shares

    Securities         Each Broker            File Number            or Other

    To be Sold         Through Whom                                  Units to

                       the Securities                                be Sold

                       are to be

                       Offered or

                       Each Market

                       Maker who is

                       Acquiring the

                       Securities

Common Stock         Credifinance Securities

                     41A Avenue RD

                     Toronto, ON M5R 2E6                            400000

 -----------------    -------------------   ----------   ------------

3(d) Aggregate       (e) Number of    (f) Approximate  (g) Name of

     Market Value        Shares or        Date of Sale     Each

                         Other Units      (Mo. Day Yr.)    Securities

                         Outstanding                       Exchange

   $64,000.00            125156096         ASAP             OTC BB

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TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of     Date you      Nature of Acquisition       Name of Person

the Class    Acquired      Transaction                 From Whom Acquired

Common        March 13/03    58                        Magnum D’OR

                                                        Resources

---------    --------      -------------------------  ------------------

Amount of    Date of    Nature of Payment

Securities   Payment

Acquired

18395500       N/A         In leiu of cash

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INSTRUCTIONS:

1. If the securities were purchased and full payment therefor was not made at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address            Title of     Date   Amount of    Gross

Of Seller                   Securities   of     Securities   Proceeds

                            Sold         Sale   Sold

None

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Remarks:

                                The person for whose account the

                                Securities to which this notice

                                relates are to be sold hereby

                                represents by signing this notice

                                that he does not know any material

                                adverse information in regard to the

                                current and prospective operations of

                                the Issuer of the securities to be

                                sold which has not been publicly

                                disclosed.

   April 8th/03                         /S/ Reno Calabrigo

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     Date of Notice                        Signature